CIMATRON LTD.
11 Gush Etzion St., Israel
Givat Shmuel 54030, Israel

September 23, 2008

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIMATRON LTD. (THE “COMPANY”)
AMENDMENT “DEL AM” TO THE REGISTRATION STATEMENT
FILED ON FORM F-3 FILE NO. 333-153498

Dear Sir or Madam:

        This correspondence is being filed in connection with the above-referenced registration statement and applies to the above-referenced registration statement.

        “We amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine.”

        We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our legal counsel at +972-3-6103100.

CIMATRON LTD. By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer